

Mail Stop 3030

July 16, 2009

Jerry C. Young
Chief Financial Officer
3100 North Detroit Street, P.O. Box 137
Warsaw, Indiana 46581-0137

      Re: **Da-Lite Screen Company, Inc.**
               Form 10-K for the fiscal year ended December 26, 2008
               Filed February 26, 2009
               File No. 333-116673

Dear Mr. Young:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Brian Cascio
              Accounting Branch Chief